Paul Hastings LLP

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September 26, 2011

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Metropolitan West Funds — File Nos. 33-18737 and 811-07989

Unconstrained Bond Fund

Ladies and Gentlemen:

On behalf of the Metropolitan West Funds (the “Registrant”), we hereby respond to the oral comments provided on August 30, 2011 and September 20, 2011 by Mr. Houghton R. Hallock of the Commission’s staff with respect to the Registrant’s Post-Effective Amendment No. 36 filed on July 15, 2011, which included proposed disclosure for a new series of the Registrant, the Unconstrained Bond Fund (the “Fund”). Changes to the Registrant’s disclosure in response to those comments will be reflected in the Registrant’s post-effective amendment No. 39 filed on or about the date of this correspondence.

Those comments are repeated below and are organized in the same fashion as presented by Mr. Hallock.

1.	Comment: Please provide a better plain English explanation of the principal strategies for the Fund. Parts of it are too complex.

Response: Comment accepted. Parts of the principal strategies discussion have been revised in an effort to provide a clearer explanation, especially the beginning, which provides an overview.

2.	Comment: Please add some additional explanatory disclosure in item 9 of the prospectus to fill-out further details of the principal strategies that may not be included in the summary.

Response: Comment accepted. Disclosure that is redundant to that contained in the summary has been removed and additional explanatory disclosure has been added that supplements the summary.

Securities and Exchange Commission

September 26, 2011

3.	Comment: Please use in the prospectus a less ambiguous definition of what is considered a “bond” for purposes of the Fund’s name. For example, the definition in the Fund’s statement of additional information is clearer and may be useful, but still too long for the prospectus.

Response: Comment accepted. The explanation of what is considered a bond has been clarified as requested.

4.	Comment: Please explain further in plain English what is meant by the term “unconstrained” in the Fund’s name and the connection to the Fund’s principal strategies.

Response: Comment accepted. Additional disclosure has been added to further explain the meaning of the term unconstrained and the relationship to the Fund’s principal strategies.

5.	Comment: Please disclose whether the Fund has any target or limit with respect to the weighted average maturity of its portfolio.

Response: Comment accepted. Disclosure has been added to address the weighted average maturity of the portfolio.

6.	Comment: Explain under item 9 after the summary the meaning of negative duration. The summary disclosure states that the Fund may have a negative duration of as much as -3 years.

Response: Comment accepted. Disclosure has been added to the section of the prospectus explaining portfolio duration to illustrate the meaning of negative duration.

7.	Comment: Provide under item 9 after the summary a plain English explanation of how swap contracts work, and more about each type of swap contract the Fund expects to use.

Response: Comment accepted. Additional disclosure has been provided as requested.

8.	Comment: In the prospectus summary, please provide a plain English discussion of “series of purchase and sale contracts” to explain their purpose and how they work.

Response: Comment accepted. To address the comment, the Registrant has deleted the reference to that investment technique.

9.	Comment: In the prospectus summary, please refer in one of the existing principal risks or provide a new principal risk tied to the Fund’s ability to flexibly use multiple strategies.

Securities and Exchange Commission

September 26, 2011

Response: Comment accepted. The Registrant has revised one of the principal risks to refer to the risk of the Fund’s employing a strategy that does not produce the desired result, or that produces a less favorable result than would have been produced by another strategy.

10.	Comment: In item 9 after the prospectus summary, please organize the discussion of risks into principal and non-principal risks.

Response: Comment accepted. Certain risks have been moved to the end of that section under a new heading referring to them as non-principal risks.

11.	Comment: Please disclose a valuation risk related to the valuation of over-the-counter instruments.

Response: Comment accepted. Additional disclosure has been provided as requested in item 9 after the prospectus summary.

12.	Comment: In the valuation section of the prospectus, please disclose the risk that exists from the Fund’s determining its net asset value shortly before the futures markets close, particularly if the futures markets change substantially right after the Fund’s net asset value is determined.

Response: Comment accepted. Additional disclosure has been added to that section to refer to that risk.

13.	Comment: In fundamental restriction no. 8 in the statement of additional information there is a reference to a joint trading account that would be allowed under an exemptive order from the Commission. Please state whether the Registrant has received such an order.

Response: Comment accepted. The Registrant has disclosed that it has not received or applied for that type of exemptive order.

14.	Comment: In the definition of what constitutes a bond, please replace the colloquial reference to an “IOU” with a better phrase that might be more consistently understood.

Response: Comment accepted. The Registrant has revised that disclose as requested.

15.	Comment: The statement of additional information states that the Registrant does not regard private mortgage-related securities as constituting any particular industry for purposes of Fund’s restriction on industry concentration. The Commission’s staff is now contacting registrants who have taken this same position to inform them that the Chief Counsel’s Office of the Division of Investment Management is of the view that private mortgage-related securities constitute a single industry for purposes of industry concentration policies and limits.

Securities and Exchange Commission

September 26, 2011

Response: The Registrant believes that its current explanation of the application of the industry concentration limit to non-agency or private mortgage-related securities is reasonable and appropriate in the manner it is disclosed in the statement of additional information. The Registrant and its investment adviser believe that private mortgage-related securities should not automatically be regarded as representative of a single industry given the variety of economic exposures normally underlying those securities, such as commercial versus residential, credit rating and employment differences for the obligors (who may be employed in a wide variety of industries), and geographic differences for the collateral.

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We also hereby provide the following statements on behalf of the Registrant:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc:	Metropolitan West Asset Management, LLC